UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _____)*

                        Superconductive Components, Inc.
            --------------------------------------------------------
                                (Name of Issuer)

                           Common stock, no par value
            --------------------------------------------------------
                         (Title of Class of Securities)

                                    868048307
            --------------------------------------------------------
                                 (CUSIP Number)

                            Curtis A. Loveland, Esq.
                        Porter Wright Morris & Arthur LLP
                               Columbus, OH 43215
                                  614-227-2004
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 31, 2003
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ x ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 868048307
Page - 2 -

1.   Names of Reporting Person:  Curtis A. Loveland
     S.S. or I.R.S. Identification No. of Above Individual (optional): N/A

2.   Check the Appropriate Box if a Member of a Group:

                  (a) [   ]
                  (b) [   ]

3.   SEC Use Only

4.   Source of Funds: OO

5. Check Box if Disclosure of legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                  [   ]

6.   Citizenship or Place of Organization:  United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.   Sole Voting Power: 1,043,464

8.   Shared Voting Power: 0

9.   Sole Dispositive Power: 1,043,464

10.  Shared Dispositive Power: 0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 1,043,464

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                  [   ]

13.  Percent of Class Represented by Amount in Row (11): 51.1%

14.  Type of Reporting Person:  IN


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CUSIP No. 868048307
Page - 3 -

ITEM 1.  Security and Issuer

         This Schedule 13D relates to the common stock, no par value (the "Common Stock"), of Superconductive Components, Inc., an Ohio corporation (the "Company"), whose principal executive offices are located at 1145 Chesapeake Avenue, Columbus, Ohio 43212.

ITEM 2.  Identity and Background

         (a)      Curtis A. Loveland ("Mr. Loveland").

         (b)      41 South High Street, Columbus, OH 43215.

         (c) Mr. Loveland's principal occupation is an attorney with the law firm of Porter Wright Morris & Arthur LLP, 41 South High Street, Columbus OH 43215.

         (d) During the last five years Mr. Loveland has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years Mr. Loveland has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f)      Mr. Loveland is a citizen of the United States.

ITEM 3.  Source and Amount of Funds or Other Consideration

         Mr. Loveland is deemed to beneficially own 21,000 shares of the Company's Common Stock as a result of currently exercisable stock options issued by the Company in consideration for Mr. Loveland's service as the Company's corporate secretary. Mr. Loveland also paid cash consideration for the 200 shares that he holds in his Keogh account.

         Except for the 21,200 shares described in the preceding paragraph, Mr. Loveland did not purchase or acquire for consideration any of the other shares that he is deemed to beneficially own. As the executor of the Estates of Edward
R. Funk and Ingeborg V. Funk, Mr. Loveland beneficially owns 738,508 shares of the Company's Common Stock. Mr. Loveland expressly disclaims beneficial ownership of these shares. As the trustee of the generation-skipping irrevocable trusts of Edward R. and Ingeborg V. Funk, Mr. Loveland beneficially owns 283,756 shares of the Company's Common Stock. Mr. Loveland also expressly disclaims beneficial ownership of these shares.

ITEM 4.  Purpose of Transaction

         See ITEM 3.


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CUSIP No. 868048307
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ITEM 5.  Interest in Securities of the Issuer

         (a) Mr. Loveland beneficially owns 1,043,464 shares of the Company's Common Stock in the aggregate, representing 51.1% of the outstanding shares. This includes (i) 21,200 shares of Common Stock beneficially owned by Mr. Loveland individually, of which 200 shares are held directly in a Keogh account and 20,000 shares are subject to presently exercisable stock options held by Mr. Loveland); (ii) 316,156 shares of Common Stock beneficially owned as the executor of the Estate of Edward R. Funk (Mr. Loveland expressly disclaims beneficial ownership of these shares); (iii) 422,352 shares of Common Stock beneficially owned by Mr. Loveland as the executor of the Estate of Ingeborg V. Funk (Mr. Loveland expressly disclaims beneficial ownership of these shares); and (iv) 283,756 shares beneficially owned by Mr. Loveland as the trustee of generation-skipping irrevocable trusts established by Edward R. and Ingeborg V. Funk (Mr. Loveland expressly disclaims beneficial ownership of these shares).

         (b) Mr. Loveland has the sole power to vote and dispose of 1,043,464 shares of Common Stock.

         (c) No transactions in the Company's common stock were effected in the last sixty days.

         (d)      N/A.

         (e)      N/A.

ITEM 6.  N/A

ITEM 7.  N/A


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CUSIP No. 868048307
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 16, 2004                   By:  /s/ Curtis A. Loveland
                                                 -------------------------------
                                                 Curtis A. Loveland